Mail Stop 3561

January 6, 2010

Timothy P. Halter
Chief Executive Officer
SMSA Gainesville Acquisition Corp.
174 FM 1830
Argyle, Texas 76226

> **RE: SMSA Gainesville Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed December 22, 2009**
> **File No. 0-53803**

Dear Mr. Halter:

We have completed our review of the above referenced filing and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director